UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-12552

The J. Jill Group 401(k) Plan

(Exact name of registrant as specified in its charter)

One Talbots Drive
Hingham, Massachusetts 02043
(781) 741-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	None*

* The Talbots, Inc. common stock fund has been eliminated as an investment option under The J. Jill Group 401(k) Plan (the “Plan”) and therefore plan interests under the Plan are exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, The J. Jill Group 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2010	By:	/s/ Ruthanne Russell
		Name:	Ruthanne Russell
		Title:	SVP, Human Resources Benefit Plans Administrative Committee Member